

07004334

BB 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51114

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GOLDEN TRIANGLE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3785 VIA NONA MARIE, SUITE 314
(No. and Street)

CARMEL (City) CA (State) 93923 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN HOLBER 831-626-5570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINSON AND BLOODGOOD LLP
(Name – *if individual, state last, first, middle name*)

17 ASPEN WAY (Address) WATSONVILLE (City) CA (State) 95076 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN HOLBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLDEN TRIANGLE SECURITIES LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See Attached For Notary

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Monterey

On 2.27.07 before me, Chaundel R. Gray, Notary Public.
Date / Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared S.W. Holber
Name(s) of Signer(s)

☐ personally known to me

☒ (or proved to me on the basis of satisfactory evidence)



CHAUNDEL R. GRAY
COMM. #1543709
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires Jan. 10, 2009

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

Chaundel R. Gray
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: 2.27-07 Number of Pages: 3

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____
☐ Individual
☐ Corporate Officer — Title(s): ____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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GOLDEN TRIANGLE SECURITIES LLC

FINANCIAL REPORT

Year Ended December 31, 2006

TABLE OF CONTENTS

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, **Stephen Holber**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27 day of FEB, 2006, at

Carmel, California.



(Signature of person signing)

Managing Member
(Title of person signing report) owner

Golden Triangle Securities, LLC
(Name of Licensee)

45641
(File Number)

INSTRUCTIONS:

If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.



HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

Independent Auditors' Report

To the Member
Golden Triangle Securities LLC
Carmel, California

We have audited the accompanying statement of financial condition of Golden Triangle Securities LLC (a limited liability company) as of December 31, 2006, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Triangle Securities LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

Watsonville, California
February 22, 2007

GOLDEN TRIANGLE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$	273,491
Investment advisory fees receivable		52,560
Securities owned, at fair value		1,030
Total current assets		327,081
PROPERTY AND EQUIPMENT, at cost		
Office furniture, equipment and improvements		62,631
Less accumulated depreciation		46,206
		16,425
OTHER ASSETS		
Deposit		1,750
	$	345,256

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	12,408
Income taxes payable		2,500
Total current liabilities		14,908
COMMITMENT (Note 4)		
MEMBER'S EQUITY		330,348
	$	345,256

See Accompanying Notes to Financial Statements

GOLDEN TRIANGLE SECURITIES LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

REVENUE	
Commissions	$ 332,985
Investment advisory fees	212,712
Principal transactions	6,228
Other income	20,964
Total revenue	572,889
EXPENSES	
Employee compensation and benefits	60,203
Professional services	44,059
Rent	20,200
Travel and transportation	23,535
General and administrative	44,885
Depreciation	2,120
Total expenses	195,002
Operating Income	377,887
PROVISION FOR INCOME TAXES	3,300
Net Income	$ 374,587

See Accompanying Notes to Financial Statements

GOLDEN TRIANGLE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2006

Member's equity, beginning of year	$	503,016
Net income		374,587
Distributions		(547,255)
Member's equity, end of the year	$	330,348

See Accompanying Notes to Financial Statements

GOLDEN TRIANGLE SECURITIES LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	374,587
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,120
Increase in accounts receivable		(288)
Decrease in securities owned		397,128
Decrease in deposits		1,500
Increase in accounts payable		2,408
Increase in income taxes payable		2,500
Net cash provided by operating activities		779,955
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of office equipment		(5,009)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(547,255)
Net increase in cash and cash equivalents		227,691
CASH AND CASH EQUIVALENTS, BEGINNING		45,800
CASH AND CASH EQUIVALENTS, ENDING	$	273,491
SUPPLEMENTAL DISCLOSURES		
Cash paid for interest	$	--
Cash paid for income taxes	$	800

The notes to financial statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2006

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Golden Triangle Securities LLC (the "Company") is a California limited liability company formed in 1998. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker dealer and is a member of the National Association of Securities Dealers (NASD).

The term of the Company expires in December 2030, unless terminated earlier. The term may be extended by amendment of the Operating Agreement.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Accounting Policies

Cash

Cash consists of cash on deposit with a clearing organization which is not federally insured. The Company has not experienced any losses thereon. The Company believes it is not exposed to any significant credit risk on cash balances.

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at fair value, and securities not readily marketable are valued at estimated fair value as determined by the managing member.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 10 years.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a settlement-date basis. Revenue and expenses on a settlement-date basis are not materially different from a trade-date basis. Principal security transactions are recorded on a trade-date basis. Investment advisory fees are recorded at the end of each quarter.

Income Taxes

The Company is a pass-through entity for federal and California tax purposes. Accordingly, except for a California fee based on gross income and a minimum California franchise tax, the member pays income taxes on net earnings personally.

Use of Estimates

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVMENTS

Furniture, equipment and leasehold improvements include the following:

Office furniture and equipment	$ 54,015
Leasehold improvements	2,985
Computer software	5,631
	62,631
Accumulated depreciation	(46,206)
	$ 16,425

Total depreciation expense for the year ended December 31, 2006 was $2,120.

Note 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $259,613, which was $159,613 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0574 to 1.

Note 4. COMMITMENT

The Company leases office space in Carmel. The term of the lease is January 1, 2006 to December 31, 2008, and calls for monthly rent in the amount of $1,750. Total rent expense for the year ended December 31, 2006 amounted to $20,200.

The following is a schedule by year of future minimum rental payments required under the lease:

Year ending December 31:

2007	$	21,000
2008		21,000
	$	42,000

GOLDEN TRIANGLE SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
For the Year Ended December 31, 2006

NET CAPITAL		
Total member's equity	$	330,348
Less unallowable assets		(70,735)
	$	259,613
AGGREGATE INDEBTEDNESS		
Total liabilities	$	14,908
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital based on aggregate indebtedness (6.67% of aggregate indebtedness)	$	994
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$	100,000
Net capital requirement (greater of (A) or (B))	$	100,000
Excess net capital	$	159,613
Excess net capital at 1000%	$	258,122
RECONCILIATION TO FORM X-17A-5		
Net capital as reported in Form X-17A-5 (Unaudited)	$	257,627
Audit adjustments		1,986
Net capital per above	$	259,613

GOLDEN TRIANGLE SECURITIES LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
For the Year Ended December 31, 2006

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

GOLDEN TRIANGLE SECURITIES LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
For the Year Ended December 31, 2006

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

GOLDEN TRIANGLE SECURITIES LLC

SCHEDULE IV - RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENTS TO RESPONDENT'S COMPUTATIONS UNDER RULE 15c3-3

For the Year Ended December 31, 2006

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

Independent Auditors' Report on Internal Accounting Control

To the Member
Golden Triangle Securities LLC
Carmel, California

In planning and performing our audit of the financial statements of Golden Triangle Securities LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on close supervision of accounting records by management on a daily basis.

This report is intended solely for the information and the use of the management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hutchinson and Bloodgood LLP

Watsonville, California
February 22, 2007

END